                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)

                        LSB Financial Corp
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                        320272107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Morris Propp, 366 Eagle Drive, Jupiter, FL 33477, 561-573-1832

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                June 28, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box [_].

          Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of  5  Pages)

----------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this form with respect to the subject class of securities,  and for any subsequent amendment containing  information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

CUSIP No.320272107                       13D                   Page 2 of 5 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MORRIS PROPP
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

        PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                        USA
________________________________________________________________________________

  NUMBER OF    7    SOLE VOTING POWER                   58,329
   SHARES
BENEFICIALLY
   OWNED BY    _______________________________________________________________
      EACH     8    SHARED VOTING POWER                 17,500
   REPORTING
     PERSON
               _________________________________________________________________
               9    SOLE DISPOSITIVE POWER              58,329
      WITH

               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER            17,500

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                        75,829

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                        5.14%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                                        IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

        The securities to which this statement (the “Schedule 13D”) relates are the shares (the “Shares”) of common stock, par value $.01 per share, of LSB Financial Corp. (the “Company”). The Company’s principal executive office is located at 101 Main Street, Lafayette, IN 47902.

Item 2. Identity and Background.

        The persons filing this Schedule 13D is Morris Propp. His business address is: 366 Eagle Drive, Jupiter, FL 33477

(b)	Mr. Propp is a citizen of the United States and has not been (i) convicted in a criminal proceeding nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        Reporting person acquired all Shares through the use of personal funds. No borrowed funds were used to acquire the Shares.

Item 4. Purpose of Transaction.

The Shares held were acquired and are being held as an investment. Mr. Propp considers LSB Financial to be a very well-run institution with consistent earnings, continuing growth potential in a solid market. He believes President Randolph Williams and the Board are delivering excellent, responsible performance focusing on improved efficiency, shareholder value and customer satisfaction.

Reporting Person has no current plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person (other than the Reporting Person and his family) of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in a majority of the present board of directors or management of the Company, including plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the Company’s business or corporate structure; (g) changes in the company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing the stock to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

        Set forth below is a table reflecting the Shares beneficially owned by the Mr. Propp and members of his family. Percentage ownership is calculated pursuant to Rule 13d — 3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) based on the 1,472,818 as reported in the Company’s Quarterly Report on Form 10-QSB for the period ended June 30, 2003.

	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Total	Percentage Ownership
Morris Propp(1)	58,329	17,500	75,829	5.14%

(1)     Morris Propp shares the power to vote and direct the disposition of 17,500 Shares owned by his mother, Eugenie A. Propp.

        The following purchases and sales of the Shares were effected in the open market, within the past 60 days, on the dates and at the prices indicated:

Date	Number of Shares	Price
5/5/05	500	$26.00
5/9/05	250	26.00
5/10/05	900	26.09
5/13/05	(668)	30.00
5/19/05	746	26.50
5/26/05	318	26.49
6/1/05	96	25.59
6/8/05	200	26.25
6/27/05	1220	26.50
6/28/05	699	26.52

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.

Item 7. Material to be filed as Exhibits

         Not applicable

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2005
/s/ Morris Propp
Morris Propp